United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

September 2020

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

20th Analyst & Investor Tour September 16th, 2020 Construction works of a filtration plant at the Vargem Grande Complex 1

“This presentation may include statements that present Vale's expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and inparticular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.” “Cautionary Note to U.S. Investors - The SEC permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We present certain information in this presentation, including ‘measured resources,’‘indicated resources,’ ‘inferred resources,’‘geologic resources’, which would not be permitted in an SEC filing. or probable reserves, as defined by the SEC, and we These materials are not proven cannot assure you that these materials will be converted into proven or probable reserves, as defined by the SEC. U.S. Investors should consider closely the disclosure in our Annual Report on Form 20-K, which may be obtained from us, from our website or at http://http://us.sec.gov/edgar.shtml.” DAisgcelanimdear

20th Analyst & Investor Tour Presenters: Marcello Spinelli Vagner Loyola 3

Enhancing safety, flexibility and quality

Overcoming challenges and designing a new future

What we are doing

- Reviewing and implementing new safety standards
- Reviewing production plan
- Ensuring supply to customers
- Developing new flowsheet solutions

What are the targets?

- 400 Mtpy production level with capacity buffers
- De-characterization of upstream structures
- Quality improvements in portfolio
- Alternatives to reduce dependence on dams

VALE

4

Enhancing safety, flexibility and quality Stabilization of production adds quality to Vale’s portfolio Profile of iron ore products Share of premium products² (%) ~90% 85% 84% 81% 53% 2015 2018 2019 2020E Future 5 1 Current seaborne supply (excluding Vale).2 Composed of pellets, Carajás (IOCJ), Brazilian Blend Fines (BRBF), pellet feed and GF88. Al2O3% 2.1 1.4 1.4 SiO2% 5.0 3.8 4.0 Fe% 60.8 64.0 63.5 IOCJ BRBF Pellets Pellet feed GF88 Vale Future Vale Today Seaborne average¹

Enhancing safety, flexibility and quality Vale reinforces its flexibility by creating capacity buffer Production (Mt) Capacity (Mtpy) Path to 400Mtpy² 2018 Today1 Future Ponta da Madeira Northern System 194 202 260 230 PA EFC Southeastern System 104 63 106 101 Southern System 84 51 82 67 MG EFVM MS Midwestern System MRS Tubarão 2 2 2 2 Itaguaí TIG 385 318 450 400 Nueva Palmira 6 1 Assumes actual capacity of the current operating assets. ² Minimum capacity to achieve 400 Mtpy.

The Northern System is a high-quality and low-cost growth platform IOCJ, the world’s high-grade benchmark Path to 400 Mtpy Bottleneck today 2018¹ Today Future Plant IOCJ, BRBF input and GF88 Opening of new pits and licensing Ramp-up of operations 7 1 Mine/Plant refers to production and Port refers to shipments. Challenges Main products Port197230230260 Mine/194202230260Permitting of new mining fronts EFC National Forest S11D Carajás Northern Range Eastern Range Capacity (Mt)

The Northern System is a high-quality and low-cost growth platform Northern and Eastern Ranges entail the opening of new mining fronts and licensing 2018¹ Today Path to 400 Mtpy Future Resumption of Eastern Range operation (6 Mtpy capacity) after receiving licenses and completing maintenance works 4Q20 2020 2023 Applying for new licenses and opening of new mining fronts such as Morro 1 and N3 2021 2023 Usina 1 shift to 100% dry processing temporarily impacting production 2022 2023 Start-up of (i) Gelado project, producing high quality pellet feed and (ii) Eastern Range expansion to 10 Mtpy capacity 8 1 Production in 2018. Ongoing solutions 136 140 140 114 Site capacity (Mt)

The Northern System is a high-quality and low-cost growth platform S11D, a brand new, innovative asset with Vale’s lowest C1 cost 2018¹ Today Path to 400 Mtpy Future 2020 2021 Installation of new crushers to process jaspilite ore bodies 2H22 Start-up of Northern System 240 Mtpy Project 1H24 Start-up of Serra Sul 120 Project Start-up of Northern System 260 Mtpy Project (logistics TBD solution) 9 1 Production in 2018. Ongoing solutions 120 88 90 58 Site capacity (Mt)

The Northern System is a high-quality and low-cost growth platform Serra Sul 120 means optionality and growth to the Northern System Serra Sul 120 Project • CAPEX: US$ 1.5 bn • Start-up: 1H24 • Increasing S11D mine-plant capacity in 20 Mtpy • Creates capacity buffer for the short-term, ensuring greater operational flexibility • Environmental licensing in progress to access new areas in the site • Logistics solution to increase Northern System capacity to 260 Mtpy is under development 10

The Northern System is a high-quality and low-cost growth platform Northern System with +28 Mtpy capacity in the near term Northern System capacity (Mt) 260 Ranges 230 Today Eastern Range resumption Opening of new mining fronts Gelado project New crushers Path to 400 Mtpy Eastern Range 10 Mtpy¹ Northern System 240 Mtpy project Serra Sul 120 project² Future 11 1 Replacement volumes.2 After the approval for the logistics project to increase Northern System logistics capacity to 260 Mtpy. Northern and Eastern S11D 202 114 88 20 140 10 2 4 10 140 10 120 90 6

Southeastern System is key for pellet feed production

Developing alternatives to enable beneficiation process



Cauê
Conceição
Itabira Complex
EFVM
Belo Horizonte
Brucutu
Água Limpa
Minas Centrais Complex
Fazendão
Alegria
MRS
Timbopeba
Mariana Complex

Capacity (Mt)

	2018[1]	Today	Path to 400 Mtpy	Future	Bottleneck today
Mine/ Plant[2]	104	63	101	106	Restrictions in tailings disposal
Domestic market[3]	15	13-17	15-20	15-20	
Port	97	108	108	120	

Main products

Pellet feed, pellets and BRBF input

Challenges

- Assessment of geotechnical structures
- Filtration and dry stacking solution

VALE

[1] Mine/Plant refers to production and Port refers to shipments. [2] Including third-party purchases and not including ROM for sales. [3] Considering sales to Brazilian clients and losses in pellet making process.

12

Southeastern System is key for pellet feed production

Torto dam and filtering as solutions for Brucutu


Torto dam construction works (Aug/2020)

Site capacity (Mt)


31
11
28
28
2018[1]
Today
Path to 400 Mtpy
Future

Ongoing solutions

- **Today** – Filtration at the plant with tailings' disposal at Sul dam, which has a limited area for disposal
- **2Q21** – Torto dam start-up after conclusion of construction and receiving operational licenses and declaration of stability
- **2022** – Filtration and dry stacking in tailings piles[2] and use of Torto and Norte/Laranjeiras[3] dams as contingency

[1] Production in 2018. [2] Disposal in tailings piles depends on receiving licenses. [3] Norte/Laranjeiras dam is under Emergency Level 1 and today does not have a positive stability declaration, which is required to resume operations. The dam's stability assessment and definition of necessary actions is expected in 4Q20 and the use of the dam as contingency in 2025.

13

Southeastern System is key for pellet feed production The filtering plant will allow dry stacking for up to 100% of tailings 14 Use of dams as contingency in wet seasons and licensing areas for tailings piles are key to reach full productivity Feproducts reuse Norte/Laranjeiras Disposal at Torto or dams Stacking in tailings piles Water Tailings filtration at filtering plants Slime Sand tailings Iron ore 5 lines of beneficiation running 100% capacity Feproducts Regular flow Optionality for contingency Disposal at Norte/ Laranjeiras dam Water reuse Slime Sand tailings Iron ore 5 lines of beneficiation running 100% capacity Lower tailings volumes being disposed at the dam Disposal at Sul dam Water reuse Slime Sand tailings Iron ore Feproducts 2 lines of beneficiation 3 lines used for filtering Today Previous model Filtration and dry stacking solution Brucutu site example

Southeastern System is key for pellet feed production The start-up of the filtering plant in Brucutu is expected in 2022 15 Thickener plant Filtering plant construction works at Brucutu (Aug/2020) Tailings treatment building Physical progress: 26%

Southeastern System is key for pellet feed production Filtering will also play an important role in the Itabira Complex 2018¹ Today Path to 400 Mtpy Future Capacity limited by tailings disposal restriction (Itabiruçu dam) and temporary filtering in some plants to extend life of current assets Today Expectation of removal of emergency level of Itabiruçu dam and start of raising construction² 4Q20 Plants operating at full capacity, filtering tailings and disposing in tailings piles3 and using Itabiruçu dam as 2022 contingency 16 1 Production in 2018. 2 After conclusion, the approval of Economic Development Plan is necessary by National Mining Agency (ANM). 3 Disposal in tailings piles depends on receiving licenses. Ongoing solutions 42 40 40 26 Site capacity (Mt)

Southeastern System is key for pellet feed production Itabira’s filtration plants are expected to start-up in 2022 17 Physical progress (Conceição): 13% Physical progress (Cauê): 15% Filtering plant construction works at Cauê (Aug/2020) Filtering plant construction works at Conceição (Aug/2020)

Southeastern System is key for pellet feed production In Timbopeba, the depleted pit is key to increase wet processing 2018¹ Today Path to 400 Mtpy Future Temporary authorization² by National Mining Agency (ANM) to dispose tailings at Timbopeba pit Today Final authorization by ANM to dispose tailings at Timbopeba pit³ and conclusion of plant’s adaptation to resume capacity to 12 Mtpy 1Q21 Start-up of Capanema4 project (dry processing) adding 2023 7 Mtpy of net capacity in the first years 18 1 Production in 2018. 2 Valid until end of 2020. 3 The approval of Economic Development Plan is necessary by National Mining Agency (ANM). 4 Project with capacity of up to 18 Mtpy expected to be approved in 4Q20. Ongoing solutions 19 12 9 4 Site capacity (Mt)

Southeastern System is key for pellet feed production Southeastern System with +38 Mtpy capacity in the near term Southeastern System capacity (Mt) 106 Today Brucutu (Filtration and Torto dam) Itabira (Filtration and Itabiruçu dam) Timbopeba (Full capacity) Path to 400 Mtpy Timbopeba (Capanema project) Net from other operations Future 19 -2 101 7 8 14 63 17

Besides pellets, Southern System fits precisely Vale's blending strategy

Gradual resumptions in Vargem Grande and Paraopeba Complexes



Belo Horizonte
Mutuca
Jangada
Vargem Grande Complex
Abóboras
Vargem Grande
Pico
Paraopeba Complex
MRS
EFVM
Fábrica
Viga

Capacity (Mt)

	2018[1]	Today	Path to 400 Mtpy	Future	Bottleneck today
Mine/ Plant[2]	84	51	67	82	Operations near upstream dams
Domestic market[3]	14	8-12	12-16	12-16	
Port	60	75	75	75	

Main products

BRBF input, 62% Fe products and pellets

Challenges

- Unlock mining capacity
- Solve interference with upstream dams

VALE

[1] Mine/Plant refers to production and Port refers to shipments. [2] Including third-party purchases and not including ROM for sales. Part of production uses Southeastern System's logistics.
[3] Considering sales in domestic market and losses in pellet making process.

20

Besides pellets, Southern System fits precisely Vale's blending strategy

Maravilhas III dam improves quality and volumes in Vargem Grande Complex



Maravilhas III dam construction works (Aug/2020)

Site capacity (Mt)


43
27
36
54
2018[1]
Today
Path to 400 Mtpy
Future

Ongoing solutions

- **Today** – Mines and plants operating with limited capacity with tailings being disposed at Maravilhas I dam and Cianita waste dump
- **2Q21** – Conclude Maravilhas III dam construction[2] and implement filtering[3], increasing mine-plant capacity to 53 Mtpy and enabling resumption of VGR pellet plant
- **2022** – Progress on VGR dam de-characterization to unlock conveyor belt capacity[4] and licensing of new mining areas, which today limit capacity at 30 Mtpy
- **2020 2027** – Advance in studies to elevate automated train productivity while decreasing emergency levels of Forquilhas and Grupo dams[5], which today limit capacity in 36 Mtpy

[1] Production in 2018. [2] The receival of positive stability declaration is necessary start operation. [3] Disposal in tailings piles depends on receiving licenses.
[4] Resumption of conveyor belt relies on external approvals by National Mining Agency (ANM) and external auditors. [5] Decrease of emergency levels also depends on external evaluation by ANM and external auditors.

21

Besides pellets, Southern System fits precisely Vale’s blending strategy Filtering, expected in 2021, will extend Maravilhas III dam lifespan Vargem Grande Complex Physical progress 77% 22 Thickener plant Vargem Grande Complex Tailings treatment building

Besides pellets, Southern System fits precisely Vale’s blending strategy Mechanical dismantling costs ending in 2021¹: improved productivity and Vargem Grande Complex ~50% of mining cost increase² 1 Depending on the conclusion of absence of impact in adjacent structures and on the external approval by National Mining Agenc y (ANM) and external auditors. 2 Variation of mining costs per ton (mechanical dismantling and others) of Abóboras and Sapecado/Galinheiro (Pico) mines in 2020 (vs. 2018) in BRL. 23 Abóboras mine Sapecado mine (Pico site) Vargem Grande Complex

Besides pellets, Southern System fits precisely Vale’s blending strategy The internal logistics interference by Vargem Grande dam is expected to be solved until 2022¹ Vargem Grande Complex 24 1 Resumption of conveyor belt relies on external approvals by National Mining Agency (ANM) and external auditors. Interference in conveyor belts Vargem Grande plant stockyard Conveyor belts Vargem Grande dam Andaime Railway Terminal Abóboras plant Vargem Grande Complex Vargem Grande dam and conveyor belts

Besides pellets, Southern System fits precisely Vale’s blending strategy Increase autonomous train productivity and decrease emergency level at Forquilhas Vargem Grande Complex and Grupo dams elevate Vargem Grande capacity 25 dam dam Fábrica site ~28 km MRS railway Forquilha III Grupo dam Forquilha II dam Forquilha I Autonomous railway section Vargem Grande Complex

Besides pellets, Southern System fits precisely Vale’s blending strategy Fábrica resumption is key to supply the domestic market with pellets 2018¹ Today Path to 400 Mtpy Future Conclusion of required vibration tests (to certify the absence of impacts on the site’s structures) and evaluation by external auditors and ANM 1Q21 Resume site’s production after concluding pipeline construction for tailings disposal at Forquilha V dam 2Q21 Resume pellet production after concluding above-mentioned steps, which relies on market conditions 3Q21 26 1 Production in 2018. Ongoing solutions 7 6 6 0 Site capacity (Mt)

Besides pellets, Southern System fits precisely Vale’s blending strategy Southern System with +16 Mtpy capacity in the near term Southern System capacity (Mt) 82 51 Today Vargem Grande (Maravilhas III dam and filtration) Vargem Grande (conveyor belts solution and licensing) Fábrica (Resumption) Path to 400 Mtpy Vargem Grande Vargem Grande Net from other operations¹ Future (Forquilhas and Grupo dams interference) (New Steel) 27 1 Including third-party purchases. 2 -4 Locked by other1767 17 restrictions23 6 6 3

Creating buffers to deliver production stability

Vale will create capacity buffers to ensure ~400 Mtpy production

New assets and solutions coming online



Northern System — Ramp-up and open new mining fronts

- Eastern range
- Gelado project
- North 240 Mtpy
- Serra Sul 120



Southeastern System — Develop filtering and dry stacking capacity

- Timbopeba pit
- Torto dam
- Filtering plants in Brucutu and Itabira



Southern System — Solve interference of upstream dams

- Maravilhas III dam
- Forquilha V dam
- Filtering plant in VGR

28

20th Analyst & Investor Tour Presenter: Luciano Siani Pires

De-risking Vale the evolution of our roadmap 30 Achieving business stability with capital discipline Approaching ESG towards best practices Focusing on operational excellence and dam safety Keeping fast pace at Brumadinho’s reparation

Keeping fast pace at Brumadinho's reparation

Over R$ 10 billion spent[1]


A new nursery and healthcare unit built in Parque da Cachoeira, Brumadinho (MG)

Brumadinho's Master Plan finalized after extensive community consultation and submitted to the authorities' approval[2]

R$ 4.1 billion in indemnifications[3]

	Indemnities Emergency Aid	Civil and Labour
People	+106,000	+7,940

33 agreements a robust legal framework

- Indemnify people affected
- Support families and communities
- Ensure water supply
- Recover the environment
- Ensure external audits
- Compensate Social Security

[1] Excludes de-characterization expenditure. [2]Submitted to the municipality of Brumadinho. [3]Approximate figures, referring to signed agreements (paid and payable, civil and labour), labour indemnification paid for collective damages and emergency aid paid, updated on September 10th, 2020.

VALE

31

Keeping fast pace at Brumadinho’s reparation Provisions for reparation are well-sized and timely disbursed Cash outflow¹ US$ billion Provisions Incurred expenses 2019 2020E 2021E ~90% of provisions 2022E disbursed by 2022 2023-25E Total ¹ EBITDA impact in 2019 and 1H20 accumulated at US$ 3.947 billion. PV & FX depreciation effects related to 2019 and 1H20 of US$ 858 million. Average FX rate BRL/US$ estimate at 5.20 in 2H20, 5.10 in 2021 and 4.77 in 2022+. Provisions for de-characterization excluded. ²As of June 30th, 2020. 32 0.8 0.7 0.9 0.5 0.8 0.3 0.3 0.3 0.3 0.2 3.1 in provisions2.0 in incurred expenses 1.7 remaining² 1.0 remaining²

Focusing on operational excellence and dam safety By transforming our culture with VPS Standardization of best practices Operational discipline 33 Compliance with routine The discipline in implementing VPS in North Atlantic operations is already bearing fruits People development ▪ Robust nickel production since 4Q19. ▪ Increased stability of our value chain. ▪ Improved predictability in processes and results. North Atlantic

Focusing on operational excellence and dam safety By continuously improving dam management ▪ Approaching international practices 34

Focusing on operational excellence and dam safety By increasing safety in nearby areas Sul Superior back-up dam, delivered in 2020 35

Focusing on operational excellence and dam safety By increasing safety in nearby areas B3/B4 back-up dam, to be delivered in 2020 36

Focusing on operational excellence and dam safety By increasing safety in nearby areas Forquilhas back-up dam, to be delivered in 2021 37

Focusing on operational excellence and dam safety By evolving with our de-characterization plan Cash outflow US$ million 750 - 490 250 - 350 2019 2020 2021 2022 2023+ 2.0 billion in total provisions³ ¹ After further assessments, the Xingu drained pile was reclassified as upstream dam. ²US$ 1,686 million as of June 30th, 2020. ³Considering a 2019 EBITDA impact of US$ 2,624, with PV & FX adjustments of US$ 669 million. 38 1.7 billion remaining² 350 - 450300 - 400 158 14 dams 1 already completed 2 to complete by December 2020 13 dikes 2 already completed 2 drained piles¹

Approaching ESG towards best practices We are evolving with our ESG practices 33% emissions reduction target for scopes 1&2 by 2030 Carbon neutral by 2050 in scopes 1&2 Scope 3 target ambition Sensitivity analysis/stress test related to water Systematic involvement of local stakeholders in the CDP² New Pact with society Goal to double percentage of women on the workforce Stablish a human rights due diligence process First Board election with Nomination Committee Creation of Chief Compliance Office Sustainability targets in long term remuneration goals Integrated Reporting ¹ Non-exhaustive measures. ²Community Development Planning. 39 Where we stand today¹ Next steps¹

Achieving business stability with capital discipline

Closing cash drains

2020E	VNC	COAL	SAMARCO
Milestones achieved	VNC refinery was shut down in 2Q20	New mining plan and plant revamp defined	Operational resumption approved by authorities
Ongoing measures	Exiting VNC, starting with placing it on care & maintenance	Plant revamp to start in November 2020, following improved pandemic scenario	Preparatory works to restart operations by December 2020
2020 cash drain (US$ million)	~350	~1,100	~200[1]
Tapped drain (E)	2021	2022	2021

[1] Excludes expenses related to the Renova Foundation.

VALE
40

Achieving business stability with capital discipline Advancing with capacity replacement and growth in Nickel Replacement projects Growth project Growth projects ¹ Nickel EBITDA break-even and average realized price in 2Q20. ² Both projects combined. ³ Pending approval. 4 Combined in a 100% equity project basis. 41 Through JVs³ Capacity: +110 ktpy4 Start-up: 2023E³ Capacity: +20 ktpy Start-up: 2021 Capacity: 45-55 ktpy² Pomalaa and Bahodopi Onça Puma CCM and VBME Indonesia South Atlantic North Atlantic US$ 6,477/t US$ 13,948/t Average price¹ EBITDA breakeven¹

Achieving business stability with capital discipline Advancing with growth projects for Copper Expansion project In partnership with Glencore Searching for a partner Growth project ¹ Copper EBITDA break-even and average realized price in 2Q20. 42 Start-up: 2024E Capacity: +60 ktpy Alemão Start-up: 2030+ Capacity: +250 ktpy Start-up: 2022E Capacity: +30-40 ktpy Start-up: 2025+ Capacity: +30 ktpy Hu’u Salobo III Victor deposits Indonesia South Atlantic North Atlantic US$ 1,181/t US$ 5,994/t Average price¹ EBITDA breakeven¹

Achieving business stability with capital discipline Robust cash generation to sustain reparation, fund accretive projects and remunerate 2020 Expected Cash Flow, based on sell-side analysts’ EBITDA estimates US$ billion shareholders 17.5 0.9 - 1.1 0.7 – 0.9 1.5 – 1.7 4.4 – 4.6 2.0 – 2.1 0.6 – 0.8 6.1 – 7.3 0.1 – 0.2 Cash Flow 2020E4 Analysts' average EBITDA 2020E¹ Brumadinho expenditure² Working capital Financial expenses, net CAPEX Income tax & REFIS Samarco/ Renova Others³ ¹Analysts’ consensus ranging from US$ 15.0 billion to US$ 20.8 billion. ² Includes reparation, de-characterization and incurred expenses, excludes the release of judicial deposits of US$ 274 million. ³ Includes derivatives, dividends paid to non controlling interest, disbursements in accordance with IFRS16, disbursements with scrubbers and others. Excludes dividends, bolt-on acquisitions and debt repayment. 4 43

Achieving business stability with capital discipline Cash allocation plan based on long-term expanded net debt target Expanded net debt target US$ billion Net debt 2Q20 Leases Currency swaps Refis Brumadinho provisions Samarco & Renova Foundation Expanded net debt 2Q20 Target 44 ESG-driven Accretive growth opportunities Shareholder return Capital allocation 1.7 15.3 3.4 2.7 10.0 1.1 1.7 4.7

A roadmap for value creation 45 ▪ Repairing Brumadinho ▪ Enhancing dams safety ▪ Improving ESG practices ▪ Resuming production ▪ Operating with excellence (VPS) ▪ Benchmark in safety ▪ Best in class reliable operator ▪ Talent factory ▪ Leader in low-carbon mining ▪ Reference in creating and sharing value ▪ Fixing cash drains ▪ Focusing on core business ▪ Capturing growth optionalities Re-rating Reshaping De-risking

VALE

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Ivan Fadel
Date: September 16, 2020		Head of Investor Relations